UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported)

October 30, 2018

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

47-5474718
(I.R.S. Employer Identification Number)

3235 Satellite Blvd., Building 400, Suite 290

Duluth, GA 30096

(Full mailing address of principal executive offices)

770-559-1085

(Issuer’s telephone number, including area code)

Title of Each Class of Securities Issued Pursuant to Regulation A:

Common Stock

 ITEM 4. CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT

(a) Dismissal of Independent Accounting Firm

On October 30, 2018, the board of directors determined that it is in the best interests of TMPOS, Inc. (the “Company”), to dismiss the Company’s former independent accounting firm, Artesian CPA, LLC, (“Artesian”) and appoint KLiCHS, LLP, (“KLiCHS”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2016 and future periods.

Artesian’s most recent audit report on the Company’s financial statements, for the fiscal year ended December 31, 2015, contained a qualification about the Company’s ability to continue as a going concern. The Company has not yet filed audited financial statements for the fiscal years ending December 31, 2017 or 2016.

During the two fiscal years ended December 31, 2017, and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Artesian on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Artesian, would have caused Artesian to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for such periods. During the two fiscal years ended December 31, 2017, and through the subsequent date of dismissal, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Artesian with a copy of the above disclosures and requested that Artesian provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the disclosures contained herein, and if not, stating the respects in which it is not in agreement. A copy of Artesian’s letter, dated November 1, 2018, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On October 30, 2018, the President approved and engaged KLiCHS as the Company’s new independent accounting firm. During the two fiscal years ended December 31, 2017 and through the subsequent date of engaging KLiCHS, neither the Company nor anyone acting on its behalf has consulted with KLiCHS regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that KLiCHS concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (iii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and the related instructions and Item 304(a)(1)(v) of Regulation S-K, respectively).

Exhibits:

Exhibit No.	Description of Exhibit

9.1	Letter from Artesian dated November 1, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc.
a Georgia corporation

Date: October 30, 2018	By:	/s/ Sang G. Lee
Sang G. Lee, Director

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